EXHIBIT 99.1

MAG Announces the Appointment of Tom Peregoodoff to the Board of Directors as Part of Planned Board Succession

VANCOUVER, British Columbia, Dec. 21, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce the appointment of Tom Peregoodoff to MAG’s Board of Directors effective January 1, 2024.

“We are thrilled to have Tom join our Board,” said Peter Barnes, Chair of the Board. “Tom brings with him over 30 years of industry knowledge and leadership and has extensive experience in all aspects and stages of the global mining business, specializing in exploration geology.”

Mr. Peregoodoff will fill the vacancy to be created by the planned resignation in June 2024 of Dan MacInnis, who does not plan to seek re-election at the 2024 Annual General Meeting. “We are tremendously grateful for Dan’s leadership and steady-hand since 2005 as a director, and as President & CEO from 2005 to 2013 where he led MAG through transformational change and responsible growth,” said Mr. Barnes.

Mr. Peregoodoff holds a BSc. in Geophysics and is currently the President, CEO and a director of Apollo Silver Corporation. Prior to Apollo, Mr. Peregoodoff was President and CEO of Peregrine Diamonds Ltd., where he led the company from the resource development phase through to the eventual sale to DeBeers Canada in 2018. Previous to that, he spent 18 years in several positions with the mining multinational BHP, culminating in his role as Vice President of Early Stage Exploration, with global responsibility for all early-stage exploration across their commodity groups.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com